UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2005

March 2005 Quarterly Report

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

	By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: May 16, 2005

2

ID BIOMEDICAL CORPORATION

1630 Waterfront Centre

200 Burrard Street

Vancouver, BC

V6C 3L6

March 2005 First Quarter Report

Trading Information:	NASDAQ National Market (symbol “IDBE”)
The Toronto Stock Exchange (symbol “IDB”)

For Information Contact:	Anthony F. Holler, M.D.
Chief Executive Officer

Michele Roy
Vice President, Corporate Communications

Dean Linden
Associate Director, Corporate Communications

Email:	Info@idbiomedical.com

Web:	www.idbiomedical.com

Table of Contents

Management’s Discussion & Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2005
Interim Consolidated Balance Sheets
Interim Consolidated Statements of Operations
Interim Statements of Shareholders’ Equity
Interim Statements of Cash Flows
Notes to Interim Consolidated Financial Statements

Management’s Discussion & Analysis of Financial Condition and Results of Operations for the three month period ended March 31, 2005.

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of the ID Biomedical Corporation (“ID Biomedical”, “IDB” or “The Company”) for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  This discussion should be read in conjunction with the consolidated financial statements and notes thereto, prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Readers should also refer to our audited consolidated financial statements for the year ended December 31, 2004 and related notes prepared in accordance with Canadian generally accepted accounting principles included as part of the Company’s 2004 Annual Report.  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Fluviral, FluINsure, StreptAvax, PGCvax, Proteosome, Protollin, Cycling Probe Technology, are trade names and trademarks of ID Biomedical Corporation. NeisVac-C is a trademark owned by Baxter International Inc, and is used by ID Biomedical Corporation under license in Canada. The various brands, trademarks and trade names may or may not be designated with such symbols as ® or ™.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and the United States.

ID Biomedical currently has two marketed products in Canada:

Fluviral, an injectable influenza vaccine, licensed in Canada, and in clinical development for potential approval to enter the U.S. market; and,

NeisVac-C for Meningococcal Group C disease, which is distributed by the Company on behalf of Baxter Corporation.

ID Biomedical is also developing vaccines targeted at the prevention of a number of different diseases, as well as vaccines targeting biological warfare agents. In addition to the development of Fluviral for the U.S. market, the Company’s lead products in clinical development are:

FluINsure, a non-live intranasally delivered vaccine for the prevention of influenza (flu), which has successfully completed several Phase II clinical trials and its first (non-pivotal) field efficacy study.

StreptAvax, a subunit injectable vaccine for the prevention of diseases caused by group A streptococcus in children currently in Phase II clinical development.

PGCvax, a subunit injectable vaccine for the prevention of diseases caused by Streptococcus pneumoniae (pneumococcus) in children, at-risk adults and the elderly, which is expected to be in Phase I testing in infants in 2005, after successfully completing Phase I testing in adults, the elderly and toddlers.

The Company also has a number of research and early stage development programs that include the possible development of intranasal vaccines for respiratory viruses (RSV, SARS, and measles), respiratory bacteria (second generation group A streptococcus, pertussis), bioterror agents (plague, anthrax) and allergies (birch pollen and other allergies). The Company’s research and preclinical programs also include projects for intramuscular (injectable) vaccines: meningococcal protein vaccine, group B streptococcus vaccine, and Haemophilus influenzae vaccine.

ID Biomedical also owns the Proteosome technology, a proprietary adjuvant system suitable for stimulating immune responses in the respiratory tract following nasal administration. The Proteosome technology is a component of FluINsure and the nasally administered vaccines being developed in the Company’s preclinical research programs.

In addition to the Company’s main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe Technology.

ACQUISITION OF SHIRE’S VACCINE BUSINESS

On September 9, 2004, the Company completed a transaction by which it acquired the vaccine assets of Shire Pharmaceuticals Group plc, including all issued and outstanding shares of Shire BioChem Inc.’s wholly owned subsidiary Shire Biologics Inc., altogether (“Shire”), with facilities located in Quebec City and Laval, Quebec and Northborough, Massachusetts. The majority of Shire’s 302 employees became employees of the Company. The Company also acquired two products currently marketed in Canada, Fluviral and NeisVac-C, clinical development programs, and a number of preclinical programs. In addition, Shire agreed to provide the Company with a loan facility of up to US$100 million (“Shire Funding Facility”) to be used over a four year period to finance the continued development of the vaccines acquired from Shire.

FINANCING TRANSACTION

On January 5, 2005, the Company closed a loan transaction for proceeds of US$60.6 million. The loan is backed by the assets of the Company, including a US$20 million letter of credit and certain financial covenants. As part of the financing, the Company issued 1,200,000 share purchase warrants, each warrant entitles the holder to one common share of the Company for a subscription price of US$16.91 and is exercisable by the holder until January 5, 2007. The principal amount bears interest at an annual rate of 8%. The principal plus, any unpaid and accrued interest, becomes due and fully payable on July 5, 2006. The Company used the proceeds of this transaction to repurchase the 4,931,864 subscription receipts held by Shire Pharmaceuticals Group plc that were issued in connection with the Company’s acquisition of the vaccine business.

SALES AND LEASEBACK TRANSACTION

On March 3, 2005, the Company closed the transactions announced on January 4, 2005, for the sale and leaseback of two facilities: the newly constructed Vaccine Research Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S. The Vaccine Research Centre was sold for $24,500,000 and the sale price of the Northborough facility was US$23,500,000.

The Company has leased each of these properties for a period of 15 years.  In addition, for each site, the Company has secured three five-year options to extend the leases beyond the original term.  As a condition of the leases, the Company provided two letters of credit: $1,280,125 for the Vaccine Research Centre; and US$1,674,375 for the Northborough facility.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts measured in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in note 14 of the consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of inventory, investments, medical technology and goodwill, the useful lives of assets for depreciation and amortization, stock-based compensation, the amounts recorded as revenue and deferred revenue, product returns and accrued liabilities, and the allocation of the purchase price on an acquisition. Management has discussed with our audit committee the development, selection, and disclosure of accounting policies and estimates used in the preparing of our consolidated financial statements.

In June, 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). Its provisions are effective for the Company’s 2005 first quarter. AcG-15 clarifies the identification of that entity which is required to consolidate other entities in situations where the majority voting interest may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests (“a variable interest entity”). AcG-15 generally requires consolidation by that entity which has variable interests that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. If there is an entity that holds such majority risks and rights, that entity is defined to be the primary beneficiary of the variable interest entity.

Our critical accounting policies are as disclosed in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2004 Annual Report. Other than AcG-15, during the quarter ended March 31, 2005, the Company did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005 the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities, (“AcG-15”) as described in the Company’s critical accounting policies and estimates section of this Management’s Discussion & Analysis.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $27.6 million ($0.64 per share) for the three months ended March 31, 2005 compared to a net loss of $10.9 million ($0.26 per share) for the three months ended March 31, 2004. The results from operations include the activities of the acquired vaccine business from Shire beginning September 10, 2004. The following table sets forth unaudited selected financial information for each of the eight most recently completed quarters that, in management’s opinion, have been prepared in accordance with Canadian GAAP, on a basis consistent with the audited consolidated statement in our fiscal 2004 report. The unaudited consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim period. Readers should not rely on the information below to predict future performance.

Three months ending (in thousands of dollars)	Total revenue	Income (loss) from operations	Net income (loss)
March 31, 2005	$12,762	$(25,037)	$(27,562)

December 31, 2004	31,945	(12,219)	(10,386)

September 30, 2004	17,449	(5,015)	(7,557)

June 30, 2004	2,735	(9,145)	(10,905)

March 31, 2004	1,533	(11,714)	(10,859)

December 31, 2003	1,512	(14,022)	(13,131)

September 30, 2003	2,084	(7,736)	(8,661)

June 30, 2003	1,856	(6,137)	(5,869)

Total revenue for the three months ended March 31, 2005, December 31, 2004 and September 30, 2004 increased as a result of the Shire acquisition. This revenue is primarily related to the sale of vaccines and research and development contract revenue. Fluctuations in income (loss) from operations and net income (loss) are due to the seasonal nature of the Fluviral and NeisVac-C product sales; most revenue and cost of sales relating to Fluviral occurs in September, October and November of each year. Also impacting income (loss) from operations and net income (loss) is the cost of our lead products in clinical development. Effective July 1, 2004, the Company changed its policy of capitalizing amounts related to the initial patent costs associated with the protection of intellectual property.  As a result, such costs, previously capitalized, are now accounted for as selling, general and administrative expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company’s accounting policy. This change is reflected in the table above and did not have a material impact on any one quarter.

REVENUE

Included in revenue are product sales from our two marketed products Fluviral and NeisVac-C. Also included in revenue is research and development contract revenue, deferred licensing revenue and other revenue.

For the three months ended March 31, 2005, the Company’s revenue totaled $12.8 million compared to $1.5 million for the three months ended March 31, 2004.

Product sales revenue in the amount of $6.9 million was recorded for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. This revenue primarily relates to the sales of the Company’s NeisVac-C vaccine to the Canadian government. The Company had no product sales prior to the acquisition of Shire.

Research and development contract revenue in the amount of $4.3 million was recorded for the three months ended March 31, 2005 compared to $0.8 million for the three months ended March 31, 2004. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $4.25 million for the three months ended March 31, 2005. The Company determined that these amounts are appropriate to recognize as revenue since the amount and date of repayment of these advances are not known and there is no requirement to repay any advances if the early stage, non-flu vaccine candidates acquired from Shire are not successful. Other research and development contract revenue totaling $0.05 million for the three months ended March 31, 2005 and $0.8 million for the same period in 2004 is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended March 31, 2005, compared to $0.7 million for the three months ended March 31, 2004. Based on the Company’s current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $0.9 million for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. Other revenue increased as a result of the Shire acquisition.

The Company expects to earn additional product sales, licensing revenue and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional product sales, licensing revenue and research and development contract revenue will be dependent upon the overall structure and terms and conditions of current and any future agreements and regulatory approvals.

EXPENDITURES

Cost of product sales

Cost of product sales for the three months ended March 31, 2005 includes the expenses related to the distribution of NeisVac-C, costs related to pandemic readiness fees classified as other revenue, and other revenue related costs. Cost of product sales was $6.2 million for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. Prior to the acquisition of Shire, the Company did not have any cost of products sales.

We expect cost of product sales to fluctuate due to the seasonal nature of the Fluviral and NeisVac-C product sales. The revenue and cost of product sales for Fluviral occurs in September, October and November of each year.

Research and development

Research and development expenses increased $12.1 million or 119%, to $22.2 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The increase in research and development expenses in 2005, compared to the same period in 2004, is a result of the clinical development programs acquired from Shire, predominantly the costs being incurred in support of the U.S. licensure of the Company’s injectable influenza vaccine, Fluviral. Also impacting research and development expenses is the clinical cost associated with advancing our other lead development programs, and the funding of our early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.1 million and $0.4 million for the three months ended March 31, 2005 and 2004 respectively.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada (“TPC”), National Institutes of Health (“NIH”) and provincial government investment tax credits. Research and development tax credits and grants were $1.53 million for the three months ended

March 31, 2005 compared to $0.3 million for the three months ended March 31, 2004. There were $0.29 million in TPC grants recognized for the three months ended March 31, 2005 compared to $0 million for the three months ended March 31, 2004. NIH grants totaled $0.89 million for the three months ended March 31, 2005. There were no NIH grants during the three months ended March 31 2004. Provincial government investment tax credits totaled $0.35 million for the three months ended March 31, 2005 as compared to $0.3 million for the three months ended March 31, 2004.

We expect to continue incurring substantial research and development expenses in the near future relating to the potential licensure of Fluviral in the U.S. and the continued clinical studies for the FluINsure, StreptAvax, and PGCvax development programs. There will also be incremental costs associated with the hiring of additional research and development personnel to support the continued progress of our other early stage research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $4.7 million, or 204% to $7.0 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  This increase is primarily the result of the selling and administrative employees acquired in the Shire acquisition. As of March 31, 2005 the Company had a total of 80 selling, general and administrative employees compared to 27 as at March 31, 2004. Also contributing to the increase is cost related to our Sarbanes-Oxley reporting compliance and stock-based compensation. Stock-based compensation expense totaled $1.2 million and $0.5 million for the three months ended March 31, 2005 and 2004 respectively.

In future periods, we expect increases in selling, general and administrative expenses resulting from stock-based compensation, business development, and the cost of additional Sarbanes-Oxley reporting compliance.

Depreciation and amortization

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $2.8 million, or 258% to $3.9 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. These increases are directly related to the value of the assets acquired in the Shire acquisition.

We believe that depreciation and amortization expense will continue to increase as the Company invests in manufacturing facilities and equipment necessary to increase capacity to support the Company’s vaccine product candidates. In the short-term, these increases will be offset by the sale and leaseback of our Vaccine Research Centre in Laval, Quebec and of the pilot scale manufacturing facility in Northborough, Massachusetts.

Investment income

Investment income decreased $0.1 million to $0.8 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

The Company expects that investment income will continue to fluctuate in relation to cash balances and interest rates.

Foreign exchange gain (loss)

The Company recorded a foreign exchange gain of $0.5 million for the three months ended March 31, 2005 as compared to loss a $0.01 million for the three months ended March 31, 2004. This foreign exchange gain is a result of the U.S. denominated Shire Funding Facility related to flu advances and the financing transaction used to repurchase the Shire subscription receipts.

The Company expects that foreign exchange gain (loss) will continue to fluctuate in relation to foreign exchange rates. Currently we do not have any hedging activities.

Interest expense and other finance charges

The Company recorded interest expense and other finance charges of $3.9 million for the three months ended March 31, 2005 compared to $0.01 million for the three months ending March 31, 2004. The increase in interest expense and other finance charges is a direct result of the flu advances, received under the Shire Funding Facility and the interest expense and finance charges associated with the financing transaction that closed on January 5, 2005.

In the future, the Company will continue to recognize interest expense related to the flu advances under the Shire Funding Facility and the financing transaction used to repurchase the Shire subscription receipts. Interest expense related to the financing transaction will conclude on or before July 5, 2006, when the loan becomes payable.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research, development, clinical expenses, and capital expenditures from the licensing of the Company’s technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, contracts and grants from government agencies, product sales and the sale and leaseback of certain facilities.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements, contracts and grants from government agencies, and product sales.

The Company’s primary objective for the investment of funds is to preserve the Company’s cash for the continued advancement of the Company’s vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $150.1 million at March 31, 2005 as compared to $105.1 million at December 31, 2004. Included in cash and cash equivalents and current liabilities are amounts related to the US$30 million payable to Shire on September 9, 2005 and held in escrow as at March 31, 2005.

The Company’s net working capital increased to $86.8 million at March 31, 2005 compared to $53.7 million at December 31, 2004. The increase in working capital is the result of the sale and leaseback transactions less funding of the Company’s research, development, manufacturing, clinical trial expenses and facility expansions.

Also impacting the Company’s liquidity and capital resources are the Shire Funding Facility, TPC funding, provincial government tax credits, exercise of stock options, the financing transaction, foreign exchange rates, debt repayment, interest on debt, additions of facilities and equipment, and additions to medical technology and other assets.

Cash used in operating activities was $13.3 million for the three months ended March 31, 2005 compared to cash used in operating activities of $11.3 million for the three months ended March 31, 2004.

Additions to facilities and equipment were $14.7 million for the three months ended March 31, 2005 compared to $2.0 million for the three months ended March 31, 2004. This increase is primarily associated with facility expansion to support licensure and minimum purchase commitments from distributors of Fluviral in the U.S..

For the three months ended March 31, 2005, the Company made debt payments, including payments of obligations under capital leases, totaling $1.4 million. In addition, the Company has entered into the Shire Funding Facility, a loan transaction, supply purchase agreements, and operating lease agreements for office and laboratory space and office equipment. The minimum annual commitments related to these agreements and the Company’s capital leases are as follows:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual Obligations	$3,235	$3,235	$—	$—	$—

Capital lease obligations	41	31	10	—	—

Operating leases	110,833	7,595	14,514	14,622	74,062

Long-term debt	129,735	6,893	62,627	3,610	56,605

We have no relationships with any “special purpose” entities and have no commercial commitments with related parties. The Company’s primary contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our current available cash resources, working capital, expected product revenue, expected interest income, expected licensing revenue, estimated funding from corporate partnerships,  the Shire Funding Facility and any required debt or equity financings should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Other than our two marketed products in Canada, all of our lead vaccine product candidates are currently in human clinical trials. Completion of clinical trials may take several years, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration, cost and outcome, therefore, cannot be estimated.

OUTSTANDING SHARE DATA

As of May 6, 2005, we had 43,052,435 outstanding common shares, 3,648,202 outstanding stock options (1,656,496 exercisable), 1,609,083 outstanding restricted share units, and warrants to purchase 4,191,659 common shares.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including product sales, corporate alliances, cooperative research and development agreements, contracts and grants from government agencies, and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

The Company’s business is subject to significant risks and past performance is not necessarily indicative of future performance. A list of the Company’s identified risks and uncertainties can be found in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The information in this management’s discussion & analysis of financial condition and results of operations contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations and plans relating to the integration of the vaccine business acquired from Shire,  statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the Company’s ability to successfully integrate the Shire vaccine business; (ii) the Company’s ability to successfully complete preclinical and clinical development of its products; (iii) the Company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the Company’s revenues from quarter to quarter; (v)  decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the Company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the Company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2005 and December 31, 2004

	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents (note 11)	$150,149,684	$105,068,973
Accounts receivable (note 4)	13,985,035	22,252,715
Government assistance receivable (note 5)	11,334,310	14,544,544
Inventory (note 6)	11,809,375	5,796,603
Prepaid expenses and other	2,110,879	2,017,819
	189,389,283	149,680,654

Long-term receivable	468,278	468,278
Facilities and equipment	145,127,980	186,110,643
Investment	413,644	413,644
Medical technology and other assets	32,427,517	33,358,944
Deferred charges	1,156,124	—
Goodwill	771,314	771,314
	$369,754,140	$370,803,477

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$45,411,610	$43,751,723
Instalment payable (note 3(a))	36,287,999	36,108,000
Current portion of deferred revenue (note 8)	13,963,274	15,098,325
Current portion of long-term debt (note 9)	6,893,308	990,001
Current portion of obligation under capital lease	30,779	30,178
	102,586,970	95,978,227

Deferred revenue (note 8)	10,920,657	11,101,339
Long-term debt (note 9)	122,841,858	37,043,350
Obligation under capital lease	10,671	18,444
Shareholders’ equity:
Share capital - Issued and outstanding common shares: 42,834,878 (2004 – 42,725,193)	282,327,380	281,185,932
Convertible equity	—	77,250,000
Contributed surplus	19,509,602	9,107,320
Deficit	(168,442,998)	(140,881,135)
	133,393,984	226,662,117
	$369,754,140	$370,803,477

Commitments and contingencies (note 12)

See accompanying notes to consolidated financial statements.

Approved by the Board

Anthony F. Holler, MD	Todd R. Patrick
Chief Executive Officer	President

ID BIOMEDICAL CORPORATION

Consolidated Statements of Operations

(Expressed in Canadian dollars)

For the three months ended March 31, 2005 and 2004

	2005	2004
	(Unaudited)	(Unaudited -
		Restated)
Revenue:
Product sales	$6,875,539	$—
Research and development contracts	4,316,368	843,167
Licensing	689,002	690,259
Other	881,366	—
	12,762,275	1,533,426

Expenses and other:
Cost of product sales	6,195,305	—
Research and development	22,248,075	10,139,014
Research and development tax credits and grants	(1,530,584)	(278,547)
Selling, general and administrative	6,993,108	2,299,904
Depreciation and amortization	3,892,998	1,086,824
	37,798,902	13,247,195
Loss from operations	(25,036,627)	(11,713,769)

Other income (expenses):
Investment income	844,646	905,760
Foreign exchange gain (loss)	505,681	(11,816)
Interest expense and other finance charges	(3,875,563)	(12,156)
Loss on disposal of medical technology and other assets	—	(26,744)
	(2,525,236)	855,044

Loss before income taxes	(27,561,863)	(10,858,725)

Income taxes	—	—

Loss for the period	$(27,561,863)	$(10,858,725)

Basic and diluted loss per common share	$(0.64)	$(0.26)

Weighted average number of shares outstanding	42,771,749	41,967,540

ID BIOMEDICAL CORPORATION

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian dollars)

For the three months ended March 31, 2005

	Common shares					Total
	Number	Share	Convertible	Contributed		shareholders’
	of shares	capital	equity	surplus	Deficit	equity

Balance, December 31, 2004	42,725,193	$281,185,932	$77,250,000	$9,107,320	$(140,881,135)	$226,662,117
Loss for the period	—	—	—	—	(27,561,863)	(27,561,863)
Shares issued for directors fees	1,351	23,627	—	—	—	23,627
Shares issued for cash upon exercise of stock options	63,335	371,241	—	—	—	371,241
Options exercised for which stock-based compensation has been recorded	—	3,646	—	(3,646)	—	—
Restricted share units redeemed for which stock-based compensation has been recorded	44,999	742,934	—	(742,934)	—	—
Share purchase warrants issued on financing transaction	—	—	—	5,640,321	—	5,640,321
Repurchase of convertible equity	—	—	(77,250,000)	3,144,000	—	(74,106,000)
Stock-based compensation	—	—	—	2,364,541	—	2,364,541

Balance, March 31, 2005	42,834,878	$282,327,380	$—	$19,509,602	$(168,442,998)	$133,393,984

ID BIOMEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three months ended March 31, 2005 and 2004

	2005	2004
	(Unaudited)	(Unaudited -
		Restated)

Cash provided by (used in):

Operations:
Loss for the period	$(27,561,863)	$(10,858,725)
Items not affecting cash:
Depreciation and amortization	3,892,998	1,086,824
Stock-based compensation expense	2,364,541	986,484
Accrued interest on long-term debt	3,618,061	—
Loss on disposal of medical technology and other assets	—	26,744
Directors fees paid in shares	23,627	18,986
Unrealized foreign exchange (gain) loss	(1,577,643)	—
Amortization of deferred charges	206,861	—
Net changes in non-cash working capital balances relating to operations:
Accounts receivable	8,267,680	(508,663)
Government assistance receivable	3,210,234	(278,547)
Inventory	(6,012,772)	—
Prepaid expenses and other	(93,060)	(292,517)
Accounts payable and accrued liabilities	1,659,887	(832,039)
Deferred revenue	(1,315,733)	(688,836)
	(13,317,182)	(11,340,289)

Investments:
Short-term investments, net	—	3,151,471
Expenditures on facilities and equipment	(14,732,107)	(2,008,948)
Net proceeds from disposal of facilities and equipment	52,754,971	689
Medical technology and other assets	(1,772)	(20,060)
	38,021,092	1,123,152

Financing:
Proceeds on issuance of common shares	371,241	178,630
Repurchase of convertible equity	(74,106,000)	—
Net proceeds on issuance of long-term debt and warrants	95,492,829	—
Decrease in long-term debt	(1,374,097)	—
Repayment of obligations under capital leases	(7,172)	(35,304)
	20,376,801	143,326

Increase (decrease) in cash and cash equivalents	45,080,711	(10,073,811)

Cash and cash equivalents, beginning of period	105,068,973	149,087,649

Cash and cash equivalents, end of period (note 11)	150,149,684	139,013,838

Cash held in escrow (note 11)	36,644,766	—

Cash and cash equivalents, end of period (net of cash held in escrow)	$113,504,918	$139,013,838

Supplementary information:
Cash paid for:
Interest	$21,406	$3,816

1.              Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2004 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows at March 31, 2005 and for all periods presented, have been made.  Interim results are not necessarily indicative of results for a full year.

The Company’s business follows a seasonal pattern, with sales of Fluviral, the majority of the Company’s product sales, occurring only in the third and fourth quarters.  The seasonality of the Company’s Fluviral sales may result in performance in any quarter that may not be necessarily indicative of performance for the entire year.

2.              Adoption of new accounting policies:

(a)          Variable Interest Entities:

Effective January 1, 2005 , the Company adopted the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15. AcG-15 clarifies the identification of that entity which is required to consolidate other entities in situations where the majority voting interest may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests (“a variable interest entity”). AcG-15 generally requires consolidation by that entity which has variable interests that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. If there is an entity that holds such majority risks and rights, that entity is defined to be the primary beneficiary of the variable interest entity. The Company has interests in certain entities which meet the definition of a variable interest entity, but in none of these situations is the Company identified as the primary beneficiary.

(b)         Deferred Charges:

Costs arising from a debt financing are deferred and amortized over the term of the respective loan agreement.

3.              Acquisition:

On September 9, 2004, the Company completed the acquisition of the assets and operations of the vaccine business of Shire BioChem Inc. (“Shire”), including the shares of Shire’s wholly-owned subsidiary Shire Biologics Inc. (“Shire Biologics”) (collectively, the “Shire Business”).  The transaction has been accounted for as a business combination with the Company identified as the acquirer.  The consolidated financial statements reflect the operations of the acquired Shire Business from September 10, 2004.  The consideration paid, including acquisition costs, was allocated to the assets acquired and the liabilities assumed based on estimates of their fair values on the date of acquisition as follows:

Identifiable assets acquired:
Cash	$(337,075)
Other current assets	31,679,869
Long-term receivable	584,416
Facilities and equipment	160,490,040
Medical technology and other assets	10,491,374
Liabilities assumed:
Current liabilities	(20,706,341)
Deferred revenue	(4,280,147)
Long-term debt	(990,001)

$176,932,135

Consideration:
Cash paid or payable at closing	$54,068,842
Cash payment due on September 9, 2005	38,625,000
Subscription receipts	77,250,000
Acquisition costs	6,988,293

$176,932,135

The agreed purchase price for the Shire Business was US$120 million, plus adjustments.  In addition, Shire agreed to provide the Company with a loan facility of up to US$100 million to be used over a four year period to finance the continued development of the Shire Business.  Subject to certain requirements to make minimum payments, repayment of the loan will be made out of funds received by the Company from the sales of the products of the acquired Shire Business developed using the funding under the loan facility (note 9(a)).

The consideration of US$120 million, plus adjustments, is comprised of the following:

(a)          Cash consideration:

Cash consideration of US$60 million payable in two equal instalments.  One instalment of US$30 million was paid at closing on September 9, 2004 and a second instalment is due on the first anniversary of closing of the transaction on September 9, 2005.  US$30 million has been placed in escrow in accordance with the terms of the acquisition agreement (note 11).

(b)         Subscription receipts:

The Company issued 4,931,864 subscription receipts.  The subscription receipts are exchangeable into common shares of the Company, on a one for one basis, for no additional consideration.  If the Company completes one or more equity offerings within 22 months after closing, Shire may elect to exchange all or part of its subscription receipts for up to US$60 million cash.  If the Company completes a financing within 120 days from September 9, 2004, the Company is to use the net proceeds of the financing to repurchase all or part of the subscription receipts.

On January 5, 2005, the Company repurchased the subscription receipts held by Shire that were issued in connection with the Company’s acquisition of the Shire Business.  All conditions precedent to the repurchase of the subscription receipts have been satisfied and the subscription receipts have been cancelled as of January 10, 2005.

(c)          Adjustments to purchase price:

Under the terms of the purchase agreement, the Company was required to reimburse Shire for the net operating working capital (“Net Purchased Working Capital”) at June 30, 2004 and the net cost of operating the Shire Business (“Net Operating Cash”) from July 1, 2004 until the date of closing on September 9, 2004.  The Net Purchased Working Capital adjustment totaled $9,107,980 and the Net Operating Cash adjustment totaled $16,845,612.  Both amounts are recorded as an adjustment to the consideration paid.

The acquired facilities and equipment include a 120,000 square feet influenza vaccine manufacturing facility and fill/finish plant in Quebec City, Quebec that is currently being expanded to 200,000 square feet; a 68,000 square feet vaccine research centre in Laval, Quebec; and a 60,000 square feet fully integrated vaccine development and pilot manufacturing facility in Northborough, Massachusetts.

Assumed long-term debt is comprised of a term loan from the Quebec provincial and Canadian federal governments provided to Shire to assist the company in financing the costs of setting up the Quebec City operations.  The Government loan is unsecured and non-interest bearing and is repayable in annual instalments through 2005.

4.              Accounts receivable:

	March 31, 2005	December 31, 2004

Accounts receivable trade:
Non-government accounts, net of bad debt allowance of $6,838 (2004 – $4,244)	$154,609	$2,015,248
Government accounts	4,241,353	14,249,129
Other accounts receivable	9,589,073	5,988,338

	$13,985,035	$22,252,715

5.              Government assistance receivable:

	March 31, 2005	December 31, 2004

Investment tax credits receivable	$1,188,444	$1,608,567
Technology Partnerships Canada receivable	2,948,059	7,026,662
Pandemic readiness receivable	6,412,986	5,069,250
Grants receivable	784,821	840,065

	$11,334,310	$14,544,544

For the three months ended March 31, 2005, the Company recorded $350,947 (2004 - $278,547) related to government investment tax credits.

For the three months ended March 31, 2005, the Company recorded $293,911 in contributions related to the Technology Partnerships of Canada (“TPC”) agreement acquired from Shire (2004 - $0). The TPC contributions are recorded as a reduction of the related research and development expenses.

For the three months ended March 31, 2005, the Company recorded $885,726 (2004 - $0) as research and development grants and $140,702 as a reduction of the related asset, related to grants awarded by the

National Institutes of Health and $0 related to other grants (2004 - $0).  The Company also recorded $521,862 of pandemic readiness fees (2004 - $0) and $1,499,590 as a reduction of capital assets related to a contract with the Government of Canada to assure a state of readiness in case on an influenza pandemic (2004 - $0).

6.              Inventory:

	March 31, 2005	December 31, 2004

Finished Goods	$662,454	$313,999
Work in progress	9,132,836	3,841,455
Supplies	2,014,085	1,641,149

	$11,809,375	$5,796,603

The inventories are net of a reserve for slow moving stock of $166,872 (2004 – $132,437).

7.              Accounts payable and accrued liabilities:

	March 31, 2005	December 31, 2004

Accounts payable and accrued liabilities	$45,411,610	$40,338,280
Accounts payable to Shire under terms of the purchase agreement	—	3,413,443

	$45,411,610	$43,751,723

8.              Deferred revenue:

	March 31, 2005	December 31, 2004

Balance, beginning of period:
Research and development	$22,303,828	$—
Licensing	3,895,836	5,768,426
Other	—	—
Additions:
Research and development	3,107,511	29,126,527
Licensing	—	871,260
Other	1,040,000	—
Revenue recognized:
Research and development	(4,258,293)	(6,822,699)
Licensing	(683,089)	(2,743,850)
Other	(521,862)	—

Balance, end of period:
Research and development	21,153,046	22,303,828
Licensing	3,212,747	3,895,836
Other	518,138	—
	24,883,931	26,199,664

Current portion:
Research and development	11,366,223	12,801,597
Licensing	2,078,913	2,296,728
Other	518,138	—
	13,963,274	15,098,325

	$10,920,657	$11,101,339

As of March 31, 2005, $37,169,379 (as of December 31, 2004 – $34,061,868) was received in advances under the funding facility provided by Shire for the development of non-flu vaccine candidates (“Pipeline Advances”) acquired from Shire of which $11,080,992 of the total was expended in the three months ended March 31, 2005 (for the year ending December 31, 2004 – $24,782,112).  Total Pipeline Advances included $4,935,341 in funding for the period July 1, 2004 through September 9, 2004; this amount was recorded as an adjustment to the purchase price.

9.              Long-term debt:

	March 31, 2005	December 31, 2004

Funding facility (a)	$60,214,487	$37,043,350
Government loan (b)	990,001	990,001
Loan payable (c)	68,530,678	—
	129,735,166	38,033,351

Current portion of long-term debt	6,893,308	990,001

	$122,841,858	$37,043,350

(a)          Funding facility:

Shire has provided the Company with a loan facility of up to US$100 million, which can be drawn down over a 4 year period ending September 9, 2008.  This facility can be used by the Company to fund development of injectable flu (“Flu Advances”) and pipeline (“Pipeline Advances”) products within the acquired Shire Business.  This loan will be repayable out of income generated by the Company on future non-Canadian injectable flu and other pipeline product sales or licensing, subject to certain minimum annual repayments, beginning in 2008, in respect of the Flu Advances.

As of March 31, 2005 US$47,833,849 was received from Shire in Flu Advances and US$29,356,314 was received in Pipeline Advances.

The Company records Flu Advances as long-term debt, with an interest rate of 10% per annum, and is recognizing the Pipeline Advances as research and development contracts revenue.  For the three months ended March 31, 2005, interest of $1,414,656 has been accrued and capitalized. In 2004, $935,350 had been accrued and capitalized to the loan amount.

Under the terms of this agreement, the Company can enter into a sale and leaseback transaction on the Vaccine Research Centre funded by advances under the funding facility. On March 3, 2005, the Company completed the sale and leaseback of the Vaccine Research Centre which was primarily financed by the funding facility. Pursuant to this agreement, the Company shall pay Shire ten per cent of an amount equal to the proportion of the cost of this facility funded by Shire to the total cost of the Vaccine Research Centre, multiplied by the net sale proceeds of the sale and leaseback transaction.  The total amount due to Shire is $1,285,709.

(b)         Government loan:

The term loan from the Quebec provincial and Canadian federal governments (“Government loan”) was provided to assist the Company in financing the costs of establishing the Quebec City operations.  The Government loan is unsecured and non-interest bearing and is repayable in annual instalments of $990,001 through 2005.

(c)          Loan payable:

On January 5, 2005, the Company closed a financing transaction for proceeds of US$60.6 million.  The loan payable, which is backed by the assets of the Company, includes a US$20 million letter of credit and requires certain financial covenants. The principal, plus any unpaid and accrued interest, becomes due and payable on July 5, 2006.

As part of the financing transaction, the Company also issued 1,200,000 share purchase warrants; each entitling the holder to one common share of the Company for a subscription price of US$16.91 and exercisable by the holder until January 5, 2007. The fair value of these warrants at the date of grant was estimated at US$4,600,213 (CAD$5,640,321) based on the exchange rate on the date of issuance using the Black-Scholes option valuation model. Additional expenses related to this financing transaction were $1,362,285. These costs will be amortized over the term of the loan.

For accounting purposes, the proceeds from the financing transaction were allocated between long-term debt and contributed surplus based on the fair value of the share purchase warrants using the Black-Scholes option valuation model. The loan has an effective annual interest of 13.13%.

10.       Share capital:

(a)          Warrants:

On January 5, 2005, under the terms of the financing transaction (note 9(c)), the Company issued 1,200,000 common share purchase warrants.  Each common share purchase warrant entitles the holder to one common share of the Company for a subscription price of US$16.91 and is exercisable by the holder until January 5, 2007.  The warrants have been accounted for at fair value on the date of issuance using the Black-Scholes option valuation model.

(b)         Incentive stock options:

A summary of the status of the plan for the three months ending March 31, 2005 and 2004 and changes during these periods are as follows:

	March 31 2005		March 31, 2004
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Outstanding, beginning of period	3,937,095	$8.86	4,526,071	$7.65
Granted	—	—	399,850	15.45
Exercised	(263,335)	6.27	(25,690)	6.95
Forfeited and expired	(4,749)	9.61	(100,000)	9.57

Outstanding, end of period	3,669,011	$9.05	4,800,231	$8.29

Options exercisable, end of period	1,637,416	$7.44	1,973,765	$5.98

Of the 263,335 common shares related to stock options exercised during the three months ended March 31, 2005, 63,335 common shares were fully paid and proceeds of the remaining 200,000 shares representing $1,280,000 were receivable from directors, officers and employees as at March 31, 2005. Subsequent to March 31, 2005, these amounts were received and recognized in share capital. These amounts receivable as at March 31, 2005, were offset against share capital and upon receipt, these shares will be recognized in share capital. Accordingly, the unpaid shares have been excluded from the weighted average common shares calculation for the basic and diluted loss per share for the period ended March 31, 2005. In addition, 1,351 common shares were issued in settlement of an obligation to pay directors fees of $23,627.

As per its accounting policy, the Company has recognized compensation cost, based on fair value method, for all stock-based compensation awarded to employees and directors for the three months ended March 31, 2005 and 2004.  This policy was adopted in the fourth quarter of 2003 effective from January 1, 2003. For all options issued prior to January 1, 2003, the Company applied the settlement method for the recording of stock based compensation resulting in no compensation expense recognized when stock options were issued to employees and directors.

Had compensation cost for the Company’s employee stock option plan been determined based on the fair value method for awards under this plan issued between January 1, 2002 and December 31, 2002, the Company’s net loss and net loss per share for the three months ended March 31, 2005 and 2004, would have been the pro forma amounts indicated below:

2005	As reported	Pro forma

Loss for the period	$(27,561,863)	$(27,923,679)

Loss per common share:
Basic	$(0.64)	$(0.65)
Diluted	$(0.64)	$(0.65)

2004	As reported	Pro forma
		(restated)

Loss for the period	$(10,858,725)	$(11,526,883)

Loss per common share:
Basic	$(0.26)	$(0.27)
Diluted	$(0.26)	$(0.27)

(c)          Restricted Share Units:

A summary of the status of the plan for the three months ending March 31, 2005 and 2004 and changes during each period are as follows:

	March 31 2005	March 31, 2004
	Number of	Number of
	Restricted Shares	Restricted Shares
	Units	Units

Outstanding, beginning of year	325,000	—
Granted	1,329,332	—
Redeemed	(44,999)	—

Outstanding, end of period	1,609,333	—

11.       Cash and cash equivalents:

Cash and cash equivalents included in the statements of cash flows is comprised of the following amounts:

	March 31, 2005	December 31, 2004

Cash on hand and balances with banks	$(1,106,538)	$8,025,404
Cash equivalents	114,611,456	60,787,860
Cash held in escrow	36,644,766	36,255,709

	$150,149,684	$105,068,973

12.       Commitments and contingencies:

On March 3, 2005, the Company closed the transactions announced on January 4, 2005, for the sale and leaseback of two facilities: the newly constructed Vaccine Research Centre in Laval, Quebec, Canada; and a vaccine development facility in Northborough, Massachusetts, U.S. The Vaccine Research Centre was sold for $24,500,000 and the sales price of the Northborough facility was US$23,500,000. The effective date of these transactions is March 3, 2005.

The Company has leased each of these properties for a period of 15 years.  In addition, the Company has secured three five-year options to extend the leases beyond the original term.  As a condition of the leases, the Company provided two letters of credit: $1,280,125 for the Vaccine Research Centre; and US$1,674,375 for the Northborough facility. Additionally, the Company agreed to complete construction of unfinished space in the Vaccine Research Centre. The Company must complete construction within three years; if not completed, the Company will have to issue a security deposit in the amount of $1,830,000.

As a condition of closing this transaction an amount equal to $1,225,000 was retained by the buyer representing a construction holdback on the Vaccine Research Centre. The Company expects this amount to be released during the second quarter of 2005.

13.       Segment disclosures and major customers:

(a)          Operating segments:

The Company organizes its business into four operating segments: commercial operations, research and development programs, gene-based testing, and corporate operations. Corporate operations include assets and operations that the Company does not allocate to the other operating segments. Transactions between reportable segments have been eliminated.  In the year ended December 31, 2004, the Company reaggregated its operating segments to better reflect its activities and in the three month period ended March 31, 2005, the Company made a decision to no longer allocate to segments corporate assets and operating expenses not directly related to the operating segments of the business.  Prior periods have been restated to reflect the reaggregation. Unless stated otherwise, the following amounts are for the three month period ending March 31, 2005:

		Research and
	Commercial	development	Gene-based	Corporate
2005	operations	programs	testing	and other	Total

Revenue	$7,756,905	$4,316,368	$689,002	$—	$12,762,275

Net earnings (loss)	$(2,861,045)	$(24,135,484)	$553,496	$(1,118,830)	$(27,561,863)

Total assets, at March 31, 2005	$125,746,779	$91,075,329	$1,294,269	$151,637,763	$369,754,140

		Research and
	Commercial	development	Gene-based	Corporate
2004	operations	programs	testing	and other	Total

Revenue	$—	$843,167	$690,259	$—	$1,533,426

Net earnings (loss)	$—	$(11,222,154)	$551,438	$(188,009)	$(10,858,725)

Total assets, at December 31, 2004	$153,963,597	$104,804,400	$1,428,350	$105,607,130	$370,803,477

(b)         Geographic information:

	Canada	United States	Japan	Other	Total

Revenue from external customers:
Three months ended:
March 31, 2005	$7,757,543	$4,951,491	$53,879	$(638)	$12,762,275
March 31, 2004	—	1,478,988	54,438	—	1,533,426

	Canada	United States	Total

Long-lived assets:
March 31, 2005	$161,382,185	$16,944,626	$178,326,811
December 31, 2004	174,681,537	45,559,364	220,240,901

Long-lived assets consist of facilities and equipment, medical technology and other assets, and goodwill and have been geographically segmented based on their physical location.  Intangible assets are attributed to geographic locations based on ownership rights.

14.       United States generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to US GAAP, except for the material differences below which are more fully described in note 21 to the audited consolidated financial statements for the year ended December 31, 2004.

Material variations impacting the unaudited interim Consolidated Statements of Operations under US GAAP would be as follows:

	Three months ended March 31,
	2005	2004
	Unaudited	Unaudited -
		Restated
Loss for the period in accordance with Canadian generally accepted accounting principles	$(27,561,863)	$(10,858,725)

Medical technology expenditures, net of accumulated amortization and loss on disposal	206,254	214,018

Acquired in-process research and development	386,239	366,631

Adjustment for stock option compensation	(3,589)	(3,589)

Loss for the period in accordance with United States generally accepted accounting principles	$(26,972,959)	$(10,281,665)

Loss per share in accordance with United States generally accepted accounting principles:
Basic	$(0.63)	$(0.24)
Diluted	$(0.63)	$(0.24)

Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets presented under US GAAP as follows:

	March 31, 2005	December 31, 2004
	Unaudited

Cash and cash equivalents	$113,504,918	$68,813,264
Cash held in escrow	36,644,766	36,255,709
Medical technology and other assets	9,570,456	9,909,930
Deferred financing costs	—	—
All other assets	186,020,815	232,375,560

Long-term debt	121,685,734	37,043,350
All other liabilities	113,518,298	107,098,010

Share capital	286,420,413	285,278,965
Convertible equity	—	77,250,000
Additional paid in capital	25,864,393	15,462,111
Deferred stock compensation	(13,795)	(17,384)
Accumulated deficit	(201,734,088)	(174,761,129)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ID Biomedical Corporation for the period ending March 31, 2005 filed with the Securities and Exchange Commission on May 16, 2005 under cover of Form 6-K (the “Report”), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Vice President of Finance and Administration, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dr. Anthony  F. Holler
CEO
May 16, 2005

Richard K. Bear
Vice President of Finance and Administration
May 16, 2005